SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 26, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange releases dated January 26, 2012:

Nokia Board of Directors convenes Annual General Meeting 2012

Nokia Board of Directors approves the Nokia Equity Program 2012

Nokia appoints Marko Ahtisaari to Nokia Leadership Team

STOCK EXCHANGE RELEASE

January 26, 2012

Nokia Board of Directors convenes Annual General Meeting 2012

Dividend of EUR 0.20 per share will be proposed for 2011

Nokia Corporation

Stock Exchange Release

January 26, 2012 at 13.25 (CET +1)

Espoo, Finland - Nokia announced today that its Board of Directors has resolved to convene the Annual General Meeting on May 3, 2012 and that the Board and its Committees will submit the below proposals to the Annual General Meeting.

• Proposal to pay a dividend of EUR 0.20 per share

• Proposals on the Board composition and remuneration

• Proposal to authorize the Board to repurchase shares to maintain flexibility but with no current plans to repurchase shares in 2012

• Proposal to re-elect the external auditor

Proposal to pay a dividend

The Board will propose to the Annual General Meeting that a dividend of EUR 0.20 per share be paid for the fiscal year 2011. The ex-dividend date would be May 4, 2012, the record date May 8, 2012 and the payment date on or about May 23, 2012.

Proposals on Board composition and remuneration

Nokia Board Chairman Jorma Ollila and Nokia Board members Bengt Holmström and Per Karlsson have informed that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Mr Ollila joined Nokia in 1985 and served as the President and CEO of the company 1992-1999 and Chairman and CEO 1999-2006. He has been Nokia Board member since 1995 and the Chairman of the Board since 1999. Mr. Holmström has been Nokia Board member since 1999 and Mr Karlsson has been Nokia Board member since 2002.

The Board’s Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members be eleven (11) and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a term ending at the Annual General Meeting in 2013: Stephen Elop, Henning Kagermann, Jouko Karvinen, Helge Lund, Isabel Marey-Semper, Dame Marjorie Scardino, Risto Siilasmaa and Kari Stadigh.

In addition, the Committee will propose that Bruce Brown, Chief Technology Officer, Procter & Gamble Company, Mårten Mickos, CEO of Eucalyptus Systems, Inc., and Elizabeth Nelson, Independent Corporate Advisor, be elected to Nokia Board of Directors for the same term.

Additional information about the Board member candidates will be available in the Committee proposal scheduled to be published on February 1, 2012.

The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors after the Annual General Meeting on May 3, 2012 that Risto Siilasmaa be elected as Chairman of the Board and Dame Marjorie Scardino as Vice Chairman of the Board.

As to the Board remuneration, the Corporate Governance and Nomination Committee will propose that the annual fee payable to the Board members elected at the Annual General Meeting on May 3, 2012 for a term ending at the Annual General Meeting in 2013 to remain at the same level than during the past four years: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member, excluding the President and CEO of Nokia if re-elected to the Nokia Board; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000; and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate Governance and Nomination Committee will propose that, as in the past, approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market, which shares shall be retained until the end of the board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Proposals to authorize the Board to repurchase shares

The Board will propose that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares. The proposed maximum number of shares is the same as in the Board’s current share repurchase authorization and it represents less than 10 % of all the shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the stock market. The authorization would be effective until June 30, 2013 and terminate the current authorization granted by the Annual General Meeting on May 3, 2011.

The repurchase authorization is proposed to maintain flexibility, but the Board has no current plans for repurchases during 2012.

Election of external auditor

In addition, the Board’s Audit Committee will propose to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor, and that the auditor be reimbursed according to the invoice and in compliance with the purchase policy approved by the Audit Committee.

The notice to the Annual General Meeting and the complete proposals by the Board and its Committees to the Annual General Meeting are scheduled to be published on Nokia’s website at www.nokia.com/agm on February 1, 2012.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our businesses; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900
Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

STOCK EXCHANGE RELEASE

January 26, 2012

Nokia Board of Directors approves the Nokia Equity Program 2012

Nokia Corporation

Stock Exchange Release

January 26, 2012 at 13.30 (CET +1)

Espoo, Finland - Nokia announced today that Nokia’s Board of Directors has approved the Nokia Equity Program 2012 consisting of Performance Shares, dependent on the achievement of two independent financial performance criteria; Restricted Shares, used together with Performance Shares; and Stock options, used on a more limited basis.

As the transition of Nokia’s business continues, the Nokia Equity Program 2012 will support the participants’ focus and alignment with the company’s strategy and targets. The primary equity instruments for the executive employees are performance shares and stock options. For directors below the executive level, the primary equity instruments are performance shares and restricted shares. Below the director level, performance shares and restricted shares are used on a selective basis to ensure retention and recruitment of functional mastery and other employees deemed critical to Nokia’s future success.

Nokia’s balanced approach and use of the performance-based plan in conjunction with the restricted share plan as the main long-term incentive vehicles effectively contribute to the long-term value creation and sustainability of the company. They also ensure that the overall equity-based compensation is based on performance while ensuring the recruitment and retention of talent vital to the future success of Nokia.

Approximately 4 500 employees are expected to participate in the Nokia Equity Program 2012.

Under the Performance Share Plan 2012, Nokia shares will be delivered provided that the financial performance reaches at least one of the required threshold levels measured by two independent performance criteria. The performance criteria are average annual net sales and   earnings per share for the performance period. The threshold and maximum levels for the Performance Share Plan 2012 are scheduled to be determined and disclosed during the first quarter of 2012. No Performance Shares will be granted under the plan prior to that. The Plan has a two-year performance period (2012-2013) and a subsequent one-year restriction period. Accordingly, the amount of shares based on the financial performance during the two-year period will vest after the third year. The grant of Performance Shares in 2012 may result in an aggregate maximum payout of 36 million Nokia shares, should the maximum level for both performance criteria be met.

The Restricted Share Plan 2012 has a three-year restriction period. The grant of Restricted Shares in 2012 may result in an aggregate maximum payout of 14 million Nokia shares.

As part of the Nokia Equity Program 2012, stock options will be granted under the Nokia Stock Option Plan 2011 approved by the Annual General Meeting 2011. Stock options can be granted under the Stock Option Plan 2011 until the end of 2013 and they have a vesting period of 50 % of stock options vesting three years after grant and the remaining 50 % vesting four years from grant. The planned maximum number of stock options to be granted during 2012 is approximately 8.5 million.

As of December 31, 2011, the total maximum dilution effect of Nokia’s equity program currently outstanding, assuming that the performance shares would be delivered at maximum level, is approximately 1.8%. The potential maximum effect of the Nokia Equity Program 2012, again assuming the delivery at maximum level, would be approximately another 1.6%.

Settlements under various Nokia equity plans

The performance period for the Performance Share Plan 2009 ended on December 31, 2011, and there will be no settlement to the participants under the plan as the threshold performance criteria of EPS and Average Annual Net Sales Growth were not met. To fulfill the Company’s obligations under other, considerably more limited equity incentive plans, Nokia’s Board of Directors has resolved to issue a total amount of 1 010 000 Nokia shares (NOK1V) held by the Company to settle its commitment to approximately 400 participants, employees of the Nokia Group.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our businesses; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900
Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

STOCK EXCHANGE RELEASE

January 26, 2011

Nokia appoints Marko Ahtisaari to Nokia Leadership Team

Nokia Corporation
Stock exchange release
January 26, 2012 at 13:45 (CET +1)

Espoo, Finland - Nokia today announced that Marko Ahtisaari has been appointed Executive Vice President, Design, and a member of the Nokia Leadership Team, effective February 1, 2012. He reports directly to President and CEO Stephen Elop.

Ahtisaari will continue to lead the Nokia design team, responsible for the industrial design and user experience design of all Nokia products. He has lead the team since 2009 during which time Nokia Design has created critically acclaimed products such as the Nokia N9, the Nokia Lumia 800 and the Nokia Lumia 900.

Previously, Ahtisaari was an entrepreneur, as CEO and co-founder of Dopplr, a social network for international travelers, and Head of Brand and Design at Blyk, an advertising-funded mobile network. Prior to this he was Director of Design Strategy at Nokia, and held roles in corporate strategy and venturing. Ahtisaari was also a Fellow of the Faculty and lecturer at the Graduate School of Arts and Science at Columbia University, and a composer and professional musician. He serves on the Board of Directors of Artek and WITNESS.

“One of the key differentiators of Nokia is the elegant and head-turning design of our products,” said Stephen Elop, president and CEO of Nokia. “As we have charted our new course, Marko Ahtisaari has ensured that we elevate the importance of distinctive design, which is evident in the industry’s response to our award-winning Lumia and Asha products. By appointing Marko to the Nokia Leadership Team, we believe his influence will ensure that design leadership becomes part of everything we make and also everything we do.”

CV and photo of Marko Ahtisaari are available on press.nokia.com

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt

Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our businesses; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2012	Nokia Corporation

By:	/s/ Riikka Tieaho
	Name:	Riikka Tieaho
	Title:	Director, Corporate Legal

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